CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Amendment No. 1 to the Annual Report on Form 40-F/A (the "Form 40-F/A") of our auditor's report dated March 30, 2026 relating to the consolidated financial statements of BTQ Technologies Corp. consisting of the consolidated statements of financial position as at December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, which appears as Exhibit 99.2 to the Form 40-F/A being filed with the United States Securities and Exchange Commission.

We also consent to the incorporation by reference of such report in the Company's Registration Statement on Form F-10 (No. 333-290517).

We also consent to reference to us under the heading Interests of Experts in the Annual Information Form, filed as Exhibit 99.1 to the Form 40-F/A.

Chartered Professional Accountants

Licensed Public Accountants

April 30, 2026

Toronto, Canada

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894